FORM 27
MATERIAL CHANGE REPORT

     SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

October 31, 2003

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On October 31, 2003, NovaGold Resources Inc. and its subsidiary, SpectrumGold Inc., announced that SpectrumGold had hit high grades in its first drill holes at Galore Creek. There were excellent preliminary results in the first four drill holes. Highlights include: DH-437 with 164.4 metres grading 1.52 g/t Gold and 1.16% Copper (3.5 g/t Gold Equivalent; 2.2% Copper Equivalent) which includes 72.7 metres grading 2.64 g/t Gold and 2.15% Copper (6.2 g/t Gold Equivalent; 4% Copper Equivalent). They also announced that Hatch Engineering has been engaged to complete economic assessment and resource estimation studies on Galore Creek with completion targeted in the second quarter of 2004. Also announced: four 50 kilogram bulk samples were taken for detailed metallurgical studies and a major drill program is planned for the 2004 field season.

Item Five - Full Description of Material Change

On October 31, 2003, NovaGold Resources Inc. and its subsidiary, SpectrumGold Inc., announced that SpectrumGold had hit high grades in its first drill holes at Galore Creek. There were excellent preliminary results in the first four drill holes. Highlights include: DH-437 with 164.4 metres grading 1.52 g/t Gold and 1.16% Copper (3.5 g/t Gold Equivalent; 2.2% Copper Equivalent) which includes 72.7 metres grading 2.64 g/t Gold and 2.15% Copper (6.2 g/t Gold Equivalent; 4% Copper Equivalent). They also announced that Hatch Engineering has been engaged to complete economic assessment and resource estimation studies on Galore Creek with completion targeted in the second quarter of 2004. Also announced: four 50 kilogram bulk samples were taken for detailed metallurgical studies and a major drill program is planned for the 2004 field season.

SpectrumGold’s recently completed core drilling at the Galore Creek Project was directed at confirming and substantiating a new geological model with respect to the controls on mineralization. Specifically, that higher grade gold and copper mineralization could be identified as replacement and disseminated mineralization associated with particular geologic units. Extensive work since the 1960’s on the project was primarily directed at the copper mineralization on the property. As such previous studies generally utilized broad composite assays for gold over widths of 100 feet rather than on the individual copper assay intervals averaging 5 feet. Also most of the previous drilling was completed with vertical drill holes rather than angle holes. Often vertical drilling may not be optimal for assessing the gold content of mineralization since gold is frequently introduced along high angle structurally controlled zones. All eight core holes completed by SpectrumGold in this initial program were drilled as angle holes to test this structural component.

During this 10,000 foot drill program four broad areas of the deposit were tested to both verify the previous results, and to better understand deposit variability, zonation and mineralization controls. Particular emphasis has been directed at understanding gold variability and distribution. Three profiles were completed in the main deposit targeting the ‘North Gold Lens’, ‘South Gold Lens’ and the ‘Central Replacement Zone’. A fourth area of drilling targeted the ‘Southwest Breccia.’ A map was attached to the press release.

Mineralization in the main deposit area consists of disseminated and replacement styles of sulfide mineralization in favorable volcanic and intrusive rocks. In the main deposit, gold values appear to be associated with strong chalcopyrite mineralization developed with biotite-magnetite alteration in the ‘North Gold Lens’ and in portions of the ‘South Gold Lens’. Broad areas of more copper-rich mineralization appear to be associated with chalcopyrite and bornite occurring with pervasive K-feldspar, garnet and biotite alteration. This style of mineralization is typical of the ‘Central Replacement Zone’ and portions of the ‘South Gold Lens’. The Southwest Breccia is a separate deposit developed in a breccia body immediately south of the main deposit. Mineralization there is typified by fine-grained chalcopyrite and magnetite carrying higher gold grades. A table entitled "2003 Galore Creek Significant Drill Hole Intercepts from First Four Holes" was included in the press release.

These initial drill results indicate that gold and copper mineralization is distributed within higher grade replacement and disseminated zones controlled by favorable lithologies. Results for an additional four holes are expected within the next two weeks. Extensive drilling will be carried out next field season on the Galore Creek property and at the recently acquired Copper Canyon property located four kilometers to the east of the Central Zone.

This drill program and sampling protocol were completed with oversight by qualified person Joe Piekenbrock, Vice President of Exploration for NovaGold and SpectrumGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. Check assays are currently being analyzed to confirm these initial results. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada.

The company has engaged Hatch Engineering out of Vancouver, British Columbia to complete an updated Resource Estimate and a Preliminary Economic Assessment Study of the Galore Creek Deposit. The Economic Assessment Study will entail a detailed review of mining and recovery methods (both open pit and underground scenarios) as well as power and infrastructure requirements and alternatives. In addition, detailed metallurgical studies will be undertaken. Four 50 kilogram bulk composite samples were taken from this year’s drill program to characterize the recovery of copper and gold. In particular, optimization of the gold recoveries will be a focus of this work as previous studies primarily emphasized copper recovery.

SpectrumGold announced in August 2003 an agreement to acquire a 100% interest in the Galore Creek gold-silver-copper project from subsidiaries of Rio Tinto plc and Anglo American plc. The Galore Creek Project is located approximately 75 kilometers northwest of Barrick Gold’s Eskay Creek gold-silver mine that produces 350,000 ounces of gold annually. The project lies west of the Cassiar Highway and 150 kilometers northeast of the tidewater port of Stewart, British Columbia.

Under the terms of the agreement, SpectrumGold has an option to acquire a 100% interest in the project by completing a pre-feasibility study and making payments to the parties totaling US$20.3 million within a period of 8 years. During the first three years of the agreement SpectrumGold will make payments totaling US$300,000, with US$20 million to be paid over the subsequent 5 years, at which time the company will own a 100% interest in the project with no retained royalties or back-in rights.

Galore Creek is one of the largest and highest grade alkalic intrusive-related gold-silver-copper deposits in North America. Based on the extensive historic work carried out by Rio Tinto and Anglo American from the early 1960’s through 1991, management believes that the system remains open and that the exploration concept would be to outline a resource of 80-150 million tonnes of material with bulk grades exceeding 2.0 to 3.0 g/t gold equivalent within the larger mineralized system.

SpectrumGold, a 56%-owned subsidiary of NovaGold Resources Inc., was recently listed on the Toronto Stock Exchange on October 27, 2003 trading under the symbol SGX. SpectrumGold has 20.9 million shares outstanding and holds options for 100% interests in two advanced stage properties including the 5 million ounce Galore Creek gold-silver-copper project and five early stage properties all in Western Canada.

NovaGold is a precious metals company focused on creation of value through the exploration and development of high quality mineral properties in North America. NovaGold is now advancing four separate million-plus-ounce gold deposits in Alaska and Western Canada toward production including two of the largest undeveloped gold deposits in North America, the 25 million ounce Donlin Creek Project in partnership with Placer Dome and the 5 million ounce Galore Creek Project through its 56% owned subsidiary SpectrumGold.

NovaGold has 52.5 million shares outstanding, is well financed with no long-term debt, and one of the largest unhedged gold resource bases of any junior gold company. Shares of NovaGold trade under the symbol NRI on the Toronto Stock Exchange. More information is available online at: www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 5th day of November, 2003 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

Joint News Release

SpectrumGold Hits High Grades in First Drill Holes at Galore Creek

October 31st, 2003, Vancouver – SpectrumGold Inc. (TSX: SGX) and NovaGold Resources Inc. (TSX: NRI)

Highlights

  Excellent Preliminary Results in the First Four Drill Holes. Highlights include: DH-437 with 164.4 metres grading 1.52 g/t Gold and 1.16% Copper (3.5 g/t Gold Equivalent; 2.2% Copper Equivalent) which includes 72.7 metres grading 2.64 g/t Gold and 2.15% Copper (6.2 g/t Gold Equivalent; 4% Copper Equivalent).
  Hatch Engineering Engaged to Complete Economic Assessment and Resource Estimation Studies on Galore Creek – Completion Targeted in the 2nd Quarter 2004
  Four 50 Kilogram Bulk Samples Taken for Detailed Metallurgical Studies
  Major Drill Program Planned for 2004 field season
Drill Program Confirms Presence of Higher Grade Gold and Copper Zones

SpectrumGold’s recently completed core drilling at the Galore Creek Project was directed at confirming and substantiating a new geological model with respect to the controls on mineralization. Specifically, that higher grade gold and copper mineralization could be identified as replacement and disseminated mineralization associated with particular geologic units. Extensive work since the 1960’s on the project was primarily directed at the copper mineralization on the property. As such previous studies generally utilized broad composite assays for gold over widths of 100 feet rather than on the individual copper assay intervals averaging 5 feet. Also most of the previous drilling was completed with vertical drill holes rather than angle holes. Often vertical drilling may not be optimal for assessing the gold content of mineralization since gold is frequently introduced along high angle structurally controlled zones. All eight core holes completed by SpectrumGold in this initial program were drilled as angle holes to test this structural component.

During this 10,000 foot drill program four broad areas of the deposit were tested to both verify the previous results, and to better understand deposit variability, zonation and mineralization controls. Particular emphasis has been directed at understanding gold variability and distribution. Three profiles were completed in the main deposit targeting the ‘North Gold Lens’, ‘South Gold Lens’ and the ‘Central Replacement Zone’. A fourth area of drilling targeted the ‘Southwest Breccia’ (see attached map).

Mineralization in the main deposit area consists of disseminated and replacement styles of sulfide mineralization in favorable volcanic and intrusive rocks. In the main deposit, gold values appear to be associated with strong chalcopyrite mineralization developed with biotite-magnetite alteration in the ‘North Gold Lens’ and in portions of the ‘South Gold Lens’. Broad areas of more copper-rich mineralization appear to be associated with chalcopyrite and bornite occurring with pervasive K-feldspar, garnet and biotite alteration. This style of mineralization is typical of the ‘Central Replacement Zone’ and portions of the ‘South Gold Lens’. The Southwest Breccia is a separate deposit developed in a breccia body immediately south of the main deposit. Mineralization there is typified by fine-grained chalcopyrite and magnetite carrying higher gold grades.

2003 Galore Creek Significant Drill Hole Intercepts from First Four Holes
							Gold	Copper
Drill Hole	From	To	Total	Gold	Silver	Copper	Equiv	Equiv
	m	m	m	g/t	g/t	%	g/t	%

DH-436	27.1	176.0	148.9	1.86	5.2	0.70%	3.0	1.9%

including	38.7	66.0	27.3	2.20	6.8	1.54%	4.7	3.0%

DH-437	15.6	184.0	164.4	1.52	8.5	1.16%	3.5	2.2%

including	21.3	94.0	72.7	2.64	16.4	2.15%	6.2	4.0%

DH-438	130.0	204.0	74.0	0.37	7.3	0.89%	1.9	1.2%

including	158.0	184.0	26.0	0.44	10.2	1.19%	2.5	1.6%

And	258.0	326.0	68.0	0.31	11.3	1.48%	2.8	1.8%

including	262.0	284.0	22.0	0.53	17.3	2.72%	5.0	3.2%

DH-439	148.0	262.6	114.6	1.98	9.4	1.17%	4.0	2.5%

including	216.0	248.0	32.0	2.82	11.6	2.07%	6.2	4.0%
Gold and Copper equivalents calculated using $350/oz gold, $5/oz silver and $0.80/lb copper.

These initial drill results indicate that gold and copper mineralization is distributed within higher grade replacement and disseminated zones controlled by favorable lithologies. Results for an additional four holes are expected within the next two weeks. Extensive drilling will be carried out next field season on the Galore Creek property and at the recently acquired Copper Canyon property located four kilometers to the east of the Central Zone.

This drill program and sampling protocol were completed with oversight by qualified person Joe Piekenbrock, Vice President of Exploration for NovaGold and SpectrumGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. Check assays are currently being analyzed to confirm these initial results. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada.

Hatch Engineering to Conduct Economic Assessment and Resource Estimation Studies

The company has engaged Hatch Engineering out of Vancouver, British Columbia to complete an updated Resource Estimate and a Preliminary Economic Assessment Study of the Galore Creek Deposit. The Economic Assessment Study will entail a detailed review of mining and recovery methods (both open pit and underground scenarios) as well as power and infrastructure requirements and alternatives. In addition, detailed metallurgical studies will be undertaken. Four 50 kilogram bulk composite samples were taken from this year’s drill program to characterize the recovery of copper and gold. In particular, optimization of the gold recoveries will be a focus of this work as previous studies primarily emphasized copper recovery.

About the Galore Creek Project

SpectrumGold announced in August 2003 an agreement to acquire a 100% interest in the Galore Creek gold-silver-copper project from subsidiaries of Rio Tinto plc and Anglo American plc. The Galore Creek Project is located approximately 75 kilometers northwest of Barrick Gold’s Eskay Creek gold-silver mine that produces 350,000 ounces of gold annually. The project lies west of the Cassiar Highway and 150 kilometers northeast of the tidewater port of Stewart, British Columbia.

Under the terms of the agreement, SpectrumGold has an option to acquire a 100% interest in the project by completing a pre-feasibility study and making payments to the parties totaling US$20.3 million within a period of 8 years. During the first three years of the agreement SpectrumGold will make payments totaling US$300,000, with US$20 million to be paid over the subsequent 5 years, at which time the company will own a 100% interest in the project with no retained royalties or back-in rights.

Galore Creek is one of the largest and highest grade alkalic intrusive-related gold-silver-copper deposits in North America. Based on the extensive historic work carried out by Rio Tinto and Anglo American from the early 1960’s through 1991, management believes that the system remains open and that the exploration concept would be to outline a resource of 80-150 million tonnes of material with bulk grades exceeding 2.0 to 3.0 g/t gold equivalent within the larger mineralized system.

About SpectrumGold

SpectrumGold, a 56%-owned subsidiary of NovaGold Resources Inc., was recently listed on the Toronto Stock Exchange on October 27, 2003 trading under the symbol SGX. SpectrumGold has 20.9 million shares outstanding and holds options for 100% interests in two advanced stage properties including the 5 million ounce Galore Creek gold-silver-copper project and five early stage properties all in Western Canada.

About NovaGold

NovaGold is a precious metals company focused on creation of value through the exploration and development of high quality mineral properties in North America. NovaGold is now advancing four separate million-plus-ounce gold deposits in Alaska and Western Canada toward production including two of the largest undeveloped gold deposits in North America, the 25 million ounce Donlin Creek Project in partnership with Placer Dome and the 5 million ounce Galore Creek Project through its 56% owned subsidiary SpectrumGold.

NovaGold has 52.5 million shares outstanding, is well financed with no long-term debt, and one of the largest unhedged gold resource bases of any junior gold company. Shares of NovaGold trade under the symbol NRI on the Toronto Stock Exchange. More information is available online at: www.novagold.net.

For more information on NovaGold contact:

Greg Johnson, VP Corporate Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

SpectrumGold Inc.
Galore Creek Project
Deposit Outline -1991 Kennecott Resource Estimate
North Gold Zone
N
GC03-439
GC03-442
GC03-444
Airstrip
West Fork of Galore Creek
GC03-438
Main Deposit
GC03-445
Central Replacement Zone
South Gold Zone
New Discovery Area
GC03-441
Camp
Southwest Deposit
Southwest Creek
GC03-437
GC03-436
Upper Airstrip
0
200m